

July 18, 2012

Via E-mail
Mr. Alexander Ludwig
President and Chief Operating Officer
Presidential Realty Corporation
9 East 40th Street, Suite 900
New York, NY 10016

> **Re:** **Presidential Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 17, 2012**
> **File No. 001-08594**

Dear Mr. Ludwig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2012

8. Commitments, Contingencies and Related parties, page 14

1. Please tell us whether it is possible that you could incur liabilities beyond your investments in IATG Puerto Rico, LLC or the Hato Rey Partnership as a result of the pending actions in Puerto Rico. To the extent this is possible, please include disclosure in your next Form 10-Q of the amount or range of reasonably possible loss, as that term is defined in ASC 450, and provide us with your proposed disclosure.

   If you determine that it is possible that you could incur losses beyond your investments in these entities, but conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide the following:

- An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.
- The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief